UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 29, 2007

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On January 29, 2007, Irwin Financial Corporation issued a press release announcing its Fourth Quarter and 2006 Annual Results Conference Call attached as Exhibit 99.1. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated January 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: January 29, 2007   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated January 29, 2007.

Exhibit 99.1

NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

January 29, 2007   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
FOURTH QUARTER AND 2006 ANNUAL RESULTS
CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its
Fourth Quarter and Annual results for 2006 on January 30, 2007.

At 1:00 p.m. EST, on Tuesday, January 30, the Corporation will hold a conference call to review
results. The toll-free number for the call will be (866) 297-6391; please tell the operator you
would like to join the Irwin Financial call, Confirmation #16894096. A company news release
will be available on PR Newswire and on the Irwin Financial website before the call. Greg
Ehlinger, Senior Vice President and CFO, Will Miller, CEO, and Jody Littrell, First Vice
President and Controller, will be the speakers on the call. A replay of the call will be available
on the Irwin Financial Corporation website at http://www.irwinfinancial.com/ir-set.html.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform Act
of 1995. Participants on the call should consult the section entitled "About Forward-Looking
Statements" towards the end of the company's earnings release for further explanation of
forward-looking statements.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is an interrelated group of
specialized financial services companies organized as a bank holding company, with a history
tracing to 1871. The Corporation, through its principal lines of business, provides a broad range
of financial services to consumers and small businesses in selected markets in the United States
and Canada.